Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2016	2015
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$40,991	$50,618
Interest and other debt expense	16,455	16,443
Interest portion of rental expense	165	142
Earnings before fixed charges	$57,611	$67,203

Fixed charges:
Interest and other debt expense	$16,455	$16,443
Interest portion of rental expense	165	142
Capitalized interest	475	172
Total fixed charges	$17,095	$16,757

Ratio of earnings to fixed charges	3.37	4.01